                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )
                                             ---

                               Landair Corporation

--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    514757103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Richard H. Roberts
                                430 Airport Road
                          Greeneville, Tennessee 37745
                                  423/636-7000
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  June 14, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   514757103
           -------------

--------------------------------------------------------------------------------

     1) Names of Reporting Persons / I. R. S. Identification Nos. of Above Persons (entities only)

            East Tennessee Foundation                   62-0807696
--------------------------------------------------------------------------------

     2) Check the Appropriate Box If a Member of a Group (See Instructions)
                              (a)     [ ]
                              (b)     [ ]

--------------------------------------------------------------------------------

     3) SEC Use Only

--------------------------------------------------------------------------------

     4) Source of Funds (See Instructions)

            SC
--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

     6) Citizenship or Place of Organization

            Tennessee
--------------------------------------------------------------------------------

                          7) Sole Voting Power         0 shares of Common Stock
     Number of Shares     ------------------------------------------------------
     Beneficially
     Owned by Each        8) Shared Voting Power       0 shares of Common Stock
     Reporting Person     ------------------------------------------------------
     With
                          9) Sole Dispositive Power    0 shares of Common Stock
                          ------------------------------------------------------

                         10) Shared Dispositive Power  0 shares of Common Stock

--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person

            0 shares
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)   [ ]

--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)

            0.0%
--------------------------------------------------------------------------------


     14) Type of Reporting Person (See Instructions)

            CO
--------------------------------------------------------------------------------

        ITEM 1. SECURITY AND ISSUER.

        This Amendment to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Landair Corporation, a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 430 Airport Road, Greeneville, Tennessee 37745.

        ITEM 2. IDENTITY AND BACKGROUND.

               EAST TENNESSEE FOUNDATION

               (a) East Tennessee Foundation ("ETF"), a Tennessee non-profit corporation.

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Not applicable.

               (d) During the last five years, ETF has not been convicted in a criminal proceeding.

               (e) During the last five years, ETF has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in ETF becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Not applicable.

               JOAN D. ALLEN

               (a) Joan D. Allen

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) CEO of Aztex Enterprises, P.O. Box 50070, Knoxville, Tennessee 37950-0070. Aztex Enterprises is a chain of convenience stores and gas stations.

               (d) During the last five years, Joan D. Allen has not been convicted in a criminal proceeding.

               (e) During the last five years, Joan D. Allen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Joan D. Allen is a citizen of the United States.

               CHARLES C. ANDERSON, JR.

               (a) Charles C. Anderson, Jr.

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) President and CEO of Anderson News Corporation, 6016 Brookvale Lane, Suite 151, Knoxville, Tennessee 37919. Anderson News Corporation is a retail book sale company.

               (d) During the last five years, Charles C. Anderson, Jr. has not been convicted in a criminal proceeding.

               (e) During the last five years, Charles C. Anderson, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Charles C. Anderson, Jr. is a citizen of the United States.

               DR. JEFFREY M. BECKER

               (a) Dr. Jeffrey M. Becker

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Professor of Microbiology, University of Tennessee Knoxville, M409 Walters Life Sciences, Knoxville, Tennessee 37996. The University of Tennessee is a public, postgraduate and undergraduate level educational institution.

               (d) During the last five years, Dr. Jeffrey M. Becker has not been convicted in a criminal proceeding.

               (e) During the last five years, Dr. Jeffrey M. Becker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Dr. Jeffrey M. Becker is a citizen of the United States.

               JAMES A. BEGALLA

               (a) James A. Begalla

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Manager of World's Fair Park, 525 Henley Street, Knoxville, Tennessee 37902. World's Fair Park is a division of the City of Knoxville.

               (d) During the last five years, James A. Begalla has not been convicted in a criminal proceeding.

               (e) During the last five years, James A. Begalla has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) James A. Begalla is a citizen of the United States.

               DR. HAROLD A. BLACK

               (a) Dr. Harold A. Black

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Professor of Finance, University of Tennessee Knoxville, 2319 Clipper Lane, Knoxville, Tennessee 37922. The University of Tennessee is a public, postgraduate and undergraduate level educational institution.

               (d) During the last five years, Dr. Harold A. Black has not been convicted in a criminal proceeding.

               (e) During the last five years, Dr. Harold A. Black has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Dr. Harold A. Black is a citizen of the United States.

               JAMES L. CLAYTON

               (a) James L. Clayton

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Chief, Board of Directors and CEO of Clayton Manufactured Housing, P.O. Box 9790, Maryville, Tennessee 37802. Clayton Manufactured Housing produces manufactured housing.

               (d) During the last five years, James L. Clayton has not been convicted in a criminal proceeding.

               (e) During the last five years, James L. Clayton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) James L. Clayton is a citizen of the United States.

               DAVID L. COFFEY

               (a) David L. Coffey

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Retired,122 Caldwell Drive, Oak Ridge, Tennessee 37830.

               (d) During the last five years, David L. Coffey has not been convicted in a criminal proceeding.

               (e) During the last five years, David L. Coffey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) David L. Coffey is a citizen of the United States.

               MICHAEL C. CRABTREE

               (a) Michael C. Crabtree

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Officer of Digital Discoveries, Inc., 2200 Sutherland Avenue, Suite H-100, Knoxville, Tennessee 37919.

               (d) During the last five years, Michael C. Crabtree has not been convicted in a criminal proceeding.

               (e) During the last five years, Michael C. Crabtree has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Michael C. Crabtree is a citizen of the United States.

               NANCY C. DENDER

               (a) Nancy C. Dender

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Community Volunteer, P.O. Box 648, Etowah, Tennessee 37331. As a Community Volunteer she provides free services to the community.

               (d) During the last five years, Nancy C. Dender has not been convicted in a criminal proceeding.

               (e) During the last five years, Nancy C. Dender has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Nancy C. Dender is a citizen of the United States.

               DR. GERALD GIBSON

               (a) Dr. Gerald Gibson

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) President of Maryville College, 502 E. Lamar Alexander Parkway, Maryville, Tennessee 37804-5907. Maryville College is an undergraduate level educational institution.

               (d) During the last five years, Dr. Gerald Gibson has not been convicted in a criminal proceeding.

               (e) During the last five years, Dr. Gerald Gibson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Dr. Gerald Gibson is a citizen of the United States.

               DR. J. WADE GILLEY

               (a) Dr. J. Wade Gilley

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) President, University of Tennessee Knoxville, 831 Andy Holt Tower, Knoxville, Tennessee 37996-0180. The University of Tennessee is a public, postgraduate and undergraduate level educational institution.

               (d) During the last five years, Dr. J. Wade Gilley has not been convicted in a criminal proceeding.

               (e) During the last five years, Dr. J. Wade Gilley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Dr. J. Wade Gilley is a citizen of the United States.

               HENRIETTA A. GRANT

               (a) Henrietta A. Grant

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Manager of Public Relations, Knoxville Utilities Board, P.O. Box 59017, Knoxville, Tennessee 37950-9017.

               (d) During the last five years, Henrietta A. Grant has not been convicted in a criminal proceeding.

               (e) During the last five years, Henrietta A. Grant has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Henrietta A. Grant is a citizen of the United States.

               LUCY GUMP

               (a) Lucy Gump

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Community Volunteer, 703 North Mountain View Circle, Johnson City, Tennessee 37601. As a Community Volunteer she provides free services to the community.

               (d) During the last five years, Lucy Gump has not been convicted in a criminal proceeding.

               (e) During the last five years, Lucy Gump has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Lucy Gump is a citizen of the United States.

               ANN H. HANSEN

               (a) Ann H. Hansen

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Chair of the Board and CEO, H & R Technical Associates, Inc., 151 LaFayette Drive, Suite 220, Oak Ridge, Tennessee 37830.

               (d) During the last five years, Ann H. Hansen has not been convicted in a criminal proceeding.

               (e) During the last five years, Ann H. Hansen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Ann H. Hansen is a citizen of the United States.

               JAMES A. HASLAM III

               (a) James A. Haslam III

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Chief Executive Officer, Pilot Corporation, P.O. Box 10146, Knoxville, Tennessee 37939-0146. Pilot Corporation is a chain of convenience stores and gas stations.

               (d) During the last five years, James A. Haslam III has not been convicted in a criminal proceeding.

               (e) During the last five years, James A. Haslam III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) James A. Haslam III is a citizen of the United States.

               W. DWIGHT KESSEL

               (a) W. Dwight Kessel

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Retired, Community Volunteer, 4418 Beechwood Road, Knoxville, Tennessee 37920. As a Community Volunteer, he provides free services to the community.

               (d) During the last five years, W. Dwight Kessel has not been convicted in a criminal proceeding.

               (e) During the last five years, W. Dwight Kessel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) W. Dwight Kessel is a citizen of the United States.

               CHARLOTTE T. LEIBROCK

               (a) Charlotte T. Leibrock

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Community Volunteer, 1399 Highway 73, Hartford Road, Newport, Tennessee 37821. As a Community Volunteer she provides free services to the community.

               (d) During the last five years, Charlotte T. Leibrock has not been convicted in a criminal proceeding.

               (e) During the last five years, Charlotte T. Leibrock has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Charlotte T. Leibrock is a citizen of the United States.

               G. MARK MAMANTOV

               (a) G. Mark Mamantov

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Attorney, Bass, Berry & Sims, PLC, 900 S. Gay Street, Suite 1700, Knoxville, Tennessee 37902. Bass, Berry & Sims, PLC is a law firm.

               (d) During the last five years, G. Mark Mamantov has not been convicted in a criminal proceeding.

               (e) During the last five years, G. Mark Mamantov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) G. Mark Mamantov is a citizen of the United States.

               KIM WOOD McCLAMROCH

               (a) Kim Wood McClamroch

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Community Volunteer, 8220 Martin Mill Pike, Knoxville, Tennessee 37920. As a Community Volunteer Kim Wood McClamroch provides free services to the community.

               (d) During the last five years, Kim Wood McClamroch has not been convicted in a criminal proceeding.

               (e) During the last five years, Kim Wood McClamroch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Kim Wood McClamroch is a citizen of the United States.

               HUGH J. MOSER III

               (a) Hugh J. Moser III

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Business Owner, Tennessee Valley Resources, Inc., P.O. Box 617, Jefferson City, Tennessee 37760. Tennessee Valley Resources, Inc., is a wholesaler of agricultural limestone and masonry sand.

               (d) During the last five years, Hugh J. Moser III has not been convicted in a criminal proceeding.

               (e) During the last five years, Hugh J. Moser III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Hugh J. Moser III is a citizen of the United States.

               ALVIN J. NANCE

               (a) Alvin J. Nance

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Banker, SunTrust Bank, 700 E. Hill Avenue, Knoxville, Tennessee 37997. SunTrust Bank is a financial institution.

               (d) During the last five years, Alvin J. Nance has not been convicted in a criminal proceeding.

               (e) During the last five years, Alvin J. Nance has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Alvin J. Nance is a citizen of the United States.

               CHARLES M. PECCOLO, JR.

               (a) Charles M. Peccolo, Jr.

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Treasurer, University of Tennessee Treasurer's Office, 301 Andy Holt Tower, Knoxville, Tennessee 37996. The University of Tennessee is a public, postgraduate and undergraduate level educational institution.

               (d) During the last five years, Charles M. Peccolo, Jr. has not been convicted in a criminal proceeding.

               (e) During the last five years, Charles M. Peccolo, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Charles M. Peccolo, Jr. is a citizen of the United States.

               DR. LULA C. POWELL

               (a) Dr. Lula C. Powell

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Principal of Green Magnet Math & Science Academy, 800 Townview Drive, Knoxville, Tennessee 37915. Green Magnet Math & Science Academy is a public school.

               (d) During the last five years, Dr. Lula C. Powell has not been convicted in a criminal proceeding.

               (e) During the last five years, Dr. Lula C. Powell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Dr. Lula C. Powell is a citizen of the United States.

               RICHARD H. ROBERTS

               (a) Richard H. Roberts

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Senior Vice President, General Counsel and Secretary of Landair Corporation and Forward Air Corporation, each at 430 Airport Road, Greeneville, Tennessee 37745. Landair Corporation is a high-service-level truckload carrier that transports a wide range of commodities in both intrastate and interstate commerce. Forward Air Corporation is a provider of scheduled surface transportation for deferred air freight to freight forwarders, integrators and airlines.

               (d) During the last five years, Richard H. Roberts has not been convicted in a criminal proceeding.

               (e) During the last five years, Richard H. Roberts has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Richard H. Roberts is a citizen of the United States.

               DR. KELLY M. SMITH, JR.

               (a) Dr. Kelly M. Smith, Jr.

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Pastor, 1601 Dandridge Avenue, Knoxville, Tennessee 37915. Dr. Kelly M. Smith, Jr. is a Pastor for Mt. Olive Baptist Church.

               (d) During the last five years, Dr. Kelly M. Smith, Jr. has not been convicted in a criminal proceeding.

               (e) During the last five years, Dr. Kelly M. Smith, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Dr. Kelly M. Smith, Jr. is a citizen of the United States.

               ANNE L. SPROUSE

               (a) Anne L. Sprouse

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Community Volunteer, 4023 Alta Vista Way, Knoxville, Tennessee 37919. As a Community Volunteer, she provides free services to the community.

               (d) During the last five years, Anne L. Sprouse has not been convicted in a criminal proceeding.

               (e) During the last five years, Anne L. Sprouse has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Anne L. Sprouse is a citizen of the United States.

               DON C. STANSBERRY III

               (a) Don C. Stansberry III

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Business Owner, 258 Woodland Place, Huntsville, Tennessee 37756. Mr. Stansberry has interests in multiple businesses in Scott County.

               (d) During the last five years, Don C. Stansberry III has not been convicted in a criminal proceeding.

               (e) During the last five years, Don C. Stansberry III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Don C. Stansberry III is a citizen of the United States.

               DR. MARY KAY SULLIVAN

               (a) Dr. Mary Kay Sullivan

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Associate Professor of Management, Division of Social Science, Maryville College, 502 E. Lamar Alexander Parkway, Maryville, Tennessee 37804. Maryville College is an undergraduate level educational institution.

               (d) During the last five years, Dr. Mary Kay Sullivan has not been convicted in a criminal proceeding.

               (e) During the last five years, Dr. Mary Kay Sullivan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Dr. Mary Kay Sullivan is a citizen of the United States.

               TIMOTHY K. SWAIN

               (a) Timothy K. Swain

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Financial Planner, 813 Northshore Drive, Suite 102, Knoxville, Tennessee 37919. Mr. Swain advises people in planning their financial strategies.

               (d) During the last five years, Timothy K. Swain has not been convicted in a criminal proceeding.

               (e) During the last five years, Timothy K. Swain has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Timothy K. Swain is a citizen of the United States.

               GARY R. WADE

               (a) Gary R. Wade

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Judge, P.O. Box 444, Knoxville, Tennessee 37901. Gary R. Wade is a Court of Criminal Appeals Judge for the State of Tennessee.

               (d) During the last five years, Gary R. Wade has not been convicted in a criminal proceeding.

               (e) During the last five years, Gary R. Wade has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Gary R. Wade is a citizen of the United States.

               JOHN B. WATERS, JR.

               (a) John B. Waters, Jr.

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Attorney, 119 Commerce Street, Professional Building, Sevierville, Tennessee 37862-3524. Mr. Waters engages in the practice of law.

               (d) During the last five years, John B. Waters, Jr. has not been convicted in a criminal proceeding.

               (e) During the last five years, John B. Waters, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) John B. Waters, Jr. is a citizen of the United States.

               JERRY W. ASKEW, Ph.D.

               (a) Jerry W. Askew, Ph.D.

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) President of East Tennessee Foundation, 550 W. Main Street, Suite 550, Knoxville, Tennessee 37902. ETF is a public, non-profit charitable organization established for the purpose of creating permanent resources to enrich lives and strengthen communities in East Tennessee.

               (d) During the last five years, Jerry W. Askew, Ph.D. has not been convicted in a criminal proceeding.

               (e) During the last five years, Jerry W. Askew, Ph.D. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Jerry W. Askew, Ph.D. is a citizen of the United States.

               CAROLYN SCHWENN

               (a) Carolyn Schwenn

               (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

               (c) Vice President for Finance and Administration, East Tennessee Foundation, 550 W. Main Street, Suite 550, Knoxville, Tennessee 37902. ETF is a public, non-profit charitable organization established for the purpose of creating permanent resources to enrich lives and strengthen communities in East Tennessee.

               (d) During the last five years, Carolyn Schwenn has not been convicted in a criminal proceeding.

               (e) During the last five years, Carolyn Schwenn has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Carolyn Schwenn is a citizen of the United States.

        ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On June 14, 2000, the 700,000 shares of common stock of the Issuer owned by ETF were repurchased by the Issuer, pursuant to a Stock Purchase Agreement entered into by the parties as of June 2, 2000 (the "Stock Purchase Agreement"). The total purchase price for the repurchased shares was $3,000,000.

        ITEM 4. PURPOSE OF TRANSACTION.

        ETF determined that it would be in its best interest for the Issuer to repurchase the 700,000 shares of common stock owned by ETF, in order to provide ETF with additional funds necessary for its charitable activities.

        ETF has no current plans that relate to or would result in the following: a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; d) any change in the present board of directors or management of the Issuer; e) any material change in the present capitalization or dividend policy of the Issuer;
f) any other material change in the Issuer's business or corporate structure; g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or j) any action similar to any of those enumerated above.

        ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               EAST TENNESSEE FOUNDATION

               (a) Prior to the June 14, 2000, transaction, ETF was the beneficial owner of 700,000 shares of the Common Stock, or approximately 11.66% of the Common Stock of the Issuer, consisting of 700,000 shares of Common Stock held directly. As a result of the June 14, 2000, transaction, ETF now owns no shares (0%) of the Common Stock of the Issuer.

               (b) As a result of the June 14, 2000, transaction, ETF no longer has sole or shared power to vote or to direct the vote, or sole or shared power to dispose or direct the disposition, with respect to any shares of Common Stock of the Issuer.

               (c) On June 14, 2000, the 700,000 shares of common stock of the Issuer owned by ETF were repurchased by the Issuer. The transaction was effected in Knoxville, Tennessee by means of a Stock Purchase Agreement entered into by the parties as of June 2, 2000. The per-share purchase price of the stock was approximately $4.29.

               (d) Not applicable.

               (e) June 14, 2000.

               JOAN D. ALLEN

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               CHARLES C. ANDERSON, JR.

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               DR. JEFFREY M. BECKER

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               JAMES A. BEGALLA

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               DR. HAROLD A. BLACK

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               JAMES L. CLAYTON

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               DAVID L. COFFEY

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               MICHAEL C. CRABTREE

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               NANCY C. DENDER

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               DR. GERALD GIBSON

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               DR. J. WADE GILLEY

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               HENRIETTA A. GRANT

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               LUCY GUMP

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               ANN H. HANSEN

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               JAMES A. HASLAM III

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               W. DWIGHT KESSEL

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               CHARLOTTE T. LEIBROCK

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               G. MARK MAMANTOV

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               KIM WOOD McCLAMROCH

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               HUGH J. MOSER III

               (a)  N/A

               (b)  N/A

               (c)  N/A

               (d)  N/A

               (e)  N/A

               ALVIN J. NANCE

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               CHARLES M. PECCOLO, JR.

               (a)  N/A

               (b)  N/A

               (c)  N/A

               (d)  N/A

               (e)  N/A

               DR. LULA C. POWELL

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               RICHARD H. ROBERTS

               (a) Richard H. Roberts beneficially owns approximately 5.27% of the Common Stock of the Issuer or 316,317 shares of Common Stock, consisting of 316,317 shares of Common Stock held directly.

               (b) Richard H. Roberts beneficially owns the following number of shares of Common Stock with:

               Sole Voting Power: 316,317 shares of Common Stock
               Shared Voting Power: 0 shares of Common Stock
               Sole Dispositive Power: 316,317 shares of Common Stock Shared Dispositive Power: 0 shares of Common Stock

               (c) N/A

               (d) N/A

               (e) N/A

               DR. KELLY M. SMITH, JR.

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               ANNE L. SPROUSE

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               DON C. STANSBERRY III

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               DR. MARY KAY SULLIVAN

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               TIMOTHY K. SWAIN

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               GARY R. WADE

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               JOHN B. WATERS, JR.

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               JERRY W. ASKEW, Ph.D.

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

               CAROLYN SCHWENN

               (a) N/A

               (b) N/A

               (c) N/A

               (d) N/A

               (e) N/A

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        ETF entered into a Stock Purchase Agreement with the Issuer as of June 2, 2000. Pursuant to the terms of the Stock Purchase Agreement, the Issuer repurchased the 700,000 shares of its common stock that were owned by ETF. The purchase price for the stock was approximately $4.29 per share, for a total purchase price of $3,000,000. The closing of the transaction took place in Knoxville, Tennessee on June 14, 2000.

        ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        A copy of the Stock Purchase Agreement is attached hereto as Exhibit A.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EAST TENNESSEE FOUNDATION

6-26-00
--------------------------------------------------------------------------------
Date

/s/ Jerry W. Askew
--------------------------------------------------------------------------------
Signature

JERRY W. ASKEW, PRESIDENT/CEO
--------------------------------------------------------------------------------
Name/Title